UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2026

Fig Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

149 Fifth Avenue, Floor 10, New York, New York 10010

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (212) 401-6930

FIG PUBLISHING, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended September 30, 2025, as amended. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semiannual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares and Fig Portfolio Shares (if an offering statement for the same is qualified), our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the  section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the Securities and Exchange Commission (the “SEC”), on February 5, 2026, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) our intention to wind-down our business operations; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) our ability to continue to source and finance video games (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the Company” mean Fig Publishing, Inc., and all references to our “Parent” refer to OpenDeal Inc. dba Republic, which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowd-publisher of video games and related products and systems, including video games that may accompany or be associated with such products or systems. Since our incorporation in 2015, we historically identified, licensed, and contributed funds to the development of, marketed, arranged distribution for, and earned receipts from sales of, video games and other products and systems developed by third party developers with whom we entered into publishing and co-publishing license agreements.

We historically worked with the developers of video games, products and systems through all phases of such products’ publication and distribution, from the funding of development to supporting commercial release. Initially, we worked to identify and source video games, products and systems that we believed were likely to be commercial successes and whose development we could fund in whole or in substantial part. We then worked with the developer to create a crowd-publishing campaign, which were hosted on our Parent’s website at Republic.com/fig (formerly found at https://fig.co). Each campaign had a fundraising goal, and, if the goal was reached, we agreed to fund the development of and publish the video game, product or system. Following the successful crowd-publishing campaign, we worked with the developer while they developed their game, product or system to help make sure it will do well commercially, taking a light touch compared to traditional publishers and allowing the developer creative freedom. When the game, product or system was ready for commercial launch, we publicized it and worked with the developer and any co-publishers to assist them in distributing and selling it.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc. (“Loose Tooth” or our “former parent”). On April 16, 2020, we were acquired by OpenDeal Inc. dba Republic, our current Parent (“Republic” or “Parent”). We have not recognized significant revenue to date and we have a limited operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent. We rely substantially on our Parent for support in the conduct of our business. This exposes us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. Therefore, the Company has decided to discontinue pursuing the funding and promotion of new video games, devices or systems given the current financial challenges the Company faces. At this time, the Company seeks to continue operating the portion of our business dedicated to collecting our revenue shares from sales of previously funded games, devices and systems and paying dividends on outstanding Fig Gaming Shares and Fig Portfolio Shares.

Our Acquisition by Republic

From fiscal 2018 to fiscal 2019, our former parent, Loose Tooth, sought to reduce its financial support for our operations and we in turn sought to cut back on the scale of our operations by shifting to less expensive game licensing opportunities and the acquisition of fewer new game licenses than we had previously intended under our long-term business planning. Notwithstanding this reduction in the scale of our operations, Loose Tooth, and we, considered our business model to have proven itself successful over the years of our operation, and to be capable of continuing to generate operational and financial successes. As a result, Loose Tooth determined to investigate strategic alternatives that could provide us with more support than Loose Tooth itself was providing. In pursuing such a strategic alternative, Loose Tooth and we sought a partner that would support us in continuing to operate, or have others operate on our behalf, the portion of our business dedicated to collecting revenue shares from sales of published games and paying dividends on our outstanding Fig Gaming Shares, Fig Portfolio Shares (together with Fig Gaming Shares “Fig Shares”) and other dividend-paying securities.

On April 16, 2020, our business was acquired by our current Parent, OpenDeal Inc. dba Republic, a holding company for various companies in the alternative finance and capital formation space. Our current Parent acquired from Loose Tooth for $300,000 in cash as well as additional conditional compensation, all of the outstanding shares of our common stock, as well as assets held by Loose Tooth that related to our business, including web domains, websites, intellectual property rights, properties, and certain other assets. In return, our Parent agreed to pay, or direct us to pay, to Loose Tooth specified amounts of cash and securities; 100% of all accounts receivable (being amounts, including future cash flows, under then-existing license agreements with developers, which we expect to be de minimis and will be net of certain expenses); and 50% of all future accounts receivable, after distributions to applicable stockholders, until January 1, 2022 (being amounts received from development projects which begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021) after such amounts allowed for the repayment of Parent in the amount of $350,000. That time period has now expired, and we now retain all accounts receivable for all projects developed after distributions to applicable stockholders, subject to other agreements we enter into in the normal course of business.

Our Financial and Operational Status

The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever. The Company incurs such costs to run its operations and assist in the development of the games and products it co-publishes. The Company has no employees and relies on the services of employees of its Parent and its Parent’s other subsidiaries, for which it reimburses Parent and other affiliates for their time and services.

The Company does not expect that the revenue-sharing terms of its current Parent’s transaction with Loose Tooth will have a material impact on its results of operations or liquidity, or on holders of the Company’s Fig Portfolio Shares, whose economic interest is limited to receiving a share of the Company’s revenue from the sale of particular licensed games and other products (unaffected by the Company’s payment obligations to Loose Tooth). Although Loose Tooth retains 100% of revenues under license agreements existing at the time the Company was sold, net of certain expenses, this legacy revenue share (which is classified as accounts receivable) is not expected to be material, because the legacy games remaining in the Company’s publishing portfolio are in the late stages of their commercial lives. In addition, although Loose Tooth holds a revenue share (classified as accounts receivable) of 50% of Fig’s future gross income from projects that begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021, this future revenue share is payable only when the applicable gross income is actually realized, which the Company expects will occur only after a delay, as the relevant games are developed, and then over an extended period of time, after the relevant games are commercially released. Finally, the Company expects that any shortfall in its operating results or cash flow would rarely, if ever, be so severe as to actually have an effect on the portion of its ongoing operations that are of material interest to holders of Fig Gaming Shares and Fig Portfolio Shares – specifically, the Company’s ability to maintain Fig Gaming Shares and Fig Portfolio Shares ownership records, collect revenue from games and other products that have already been commercially launched and distribute that revenue in the form of dividends to Fig Gaming Shares and Fig Portfolio Shares holders on a timely basis.

Our Regulation A+ Reporting Status

From soon after our inception until October 1, 2019, we were a reporting company under the Regulation A+ public reporting regime. As a Regulation A+ reporting company, we have incurred substantial ongoing costs relating to legal, accounting and other fees and expenses arising from our ongoing public filing and reporting. Then, on October 1, 2019, consistent with then-applicable SEC rules and regulations and as part of our ongoing effort to reduce expenses, we filed a Form 1-Z with the SEC and exited the Regulation A+ reporting regime. Thereafter, we were acquired by our current Parent and began offering Fig Gaming Shares in furtherance of supporting the development of and publishing our games, products and systems. On June 8, 2020, we filed a Regulation A+ offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. When that offering statement, as amended, was qualified by the SEC on October 21, 2020, we re-entered the Regulation A+ reporting regime. As a result of the foregoing, we incurred significantly lower legal, accounting and other reporting-related fees and expenses for the period from October 1, 2019 until early 2020, when the preparation of our FGS – Amico offering statement began. Upon the FGS – Amico offering’s qualification, we re-entered the Regulation A+ reporting regime.

Results of Operations

The financial statements included in this report as of March 31, 2026 and for the six months ended March 31, 2026 and 2025 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make our interim financial statements not misleading have been included.

We recognized revenue of $312,000 and $875,000 in the six months ended March 31, 2026 and 2025, respectively. Revenues for the six months ended March 31, 2026 and 2025 are primarily revenue derived from revenue sharing agreements associated with licensed titles namely under Fig Gaming Shares – Digital Eclipse. .

On May 27, 2026, the board of directors of the Company determined that it is advisable and in the best interests of the Company and its stockholders to declare and authorize a final distribution to holders of the Digital Eclipse Shares consisting of a gross amount equal to eighty five percent (85%) of $1.2 million (collectively, the “Distribution”).  The Distribution included revenues recorded in the three months ended June 30, 2026 totaling $824,000 of which will be the final revenue recognized by the Company related to the Digital Eclipse Shares.  June 5, 2026 was the record date for determining the holders of Digital Eclipse Shares entitled to receive the Distribution and June 22, 2026 was the payment date for the distribution.  The Company has completed the Distribution, and no further amounts shall be payable to holders of the Digital Eclipse Shares, nor shall any further amounts be receivable by the Company.  As of June 29, 2026, The Company is in the process of cancelling and retiring all outstanding Digital Eclipse Shares.

We generated a net income of $0.1 million for the six months ended March 31, 2026, compared to a net income of $0.6 million for the six months ended March 31, 2025. The decrease in the net income was principally due to the decrease in revenue share associated with revenue sharing agreements associated with Fig Gaming Shares – Digital Eclipse from $875,000 to $312,000 during the six months ended March 31, 2025 and March 31, 2026, respectively.

As of March 31, 2026, the Company had an accumulated deficit of $29.0 million. Because we have not yet generated sufficient revenue from our operations to fully fund our activities, we have to date depended to a significant extent on our Parent to fund our operations. This has and continues to expose us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. Therefore, given the current financial challenges we face, we have decided to discontinue pursuing the funding and promotion of new video games, devices or systems to preserve resources and ensure we have sufficient liquidity to responsibly wind-down our operations. We are exploring borrowing additional amounts from our Parent, by the terms of our existing agreements with our Parent, to continue to fund our operations.

Our financial challenges are characterized by limited historical revenue and operational constraints imposed by our former parent and current Parent. The Company is actively exploring paths to winddown its operations due to a belief that there is no path to profitability and the financial pressures the Company faces. At this time, we seek to continue operating the portion of our business dedicated to collecting our revenue shares from sales of previously funded games, devices and systems and paying dividends on outstanding Fig Gaming Shares and Fig Portfolio Shares and other dividend-paying securities, although we may ultimately have others operate this portion of our business if we were to discontinue general operations.

The Company has not experienced any bankruptcy, receivership, or similar proceeding; there are no ongoing legal proceedings that are material to the business or financial condition of the Company.

See Note 3 to our financial statements for our basis of presentation.

Liquidity and Capital Resources of the Company

For the six months ended March 31, 2026 and 2025, we generated a net income of $0.1 million and $0.6 million, respectively. We expect to incur losses in the future as we wind down operations. To date, we have generated only limited revenue, and we have not achieved revenue sufficient to offset our expenses. The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever.

As a result, we have decided to discontinue pursuing the funding and promotion of new video games, devices, or systems given the current financial challenges we face. At this time, we seek to continue operating the portion of our business dedicated to collecting our revenue shares from sales of previously funded games, devices and systems and paying dividends on outstanding Fig Gaming Shares and Fig Portfolio Shares and other dividend-paying securities, although we may ultimately have others operate this portion of our business if we were to discontinue general operations.

We rely on our Parent, and on issuances of Fig Gaming and Fig Portfolio Shares, for liquidity and capital resources. On October 1, 2020, the Company and Parent entered into an Intercompany Revolving Credit Agreement. The terms of the Intercompany Revolving Credit Agreement provided the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2% through December 31, 2020 and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The Intercompany Revolving Credit Agreement was amended and restated as of February 2, 2022, to allow for up to up to $1,500,000 in borrowings at an interest rate of 2.0% through December 31, 2025 with the interest rate thereafter as specified above. On January 22, 2025, the term of the Intercompany Revolving Credit Agreement was extended through February 1, 2028 by letter agreement between Fig and Parent. On December 5, 2025, the Amended & Restated Intercompany Revolving Credit Agreement was amended to increase the borrowing limit to $2,000,000 and to waive any specified defaults retroactively as of the date such default occurred. As of March 31, 2026, the Company owed Parent $1.9 million under the Intercompany Revolving Credit Agreement, including accrued interest. See “—Overview.”

For the six months ended March 31, 2026, we have been financed by $151,000 in cash transfers from our Parent. For the six months ended March 31, 2025, we have been financed by $181,000 in cash transfers from our Parent.

As of March 31, 2026 and December 31, 2025, we had approximately $698,000 and $398,000, respectively, in cash. Our primary uses of cash are for legal, accounting and other operating expenses.

Net cash provided by operating activities was $0.1 million during the six months ended March 31, 2026 and $0.3 million in the six months ended March 31, 2025. The decrease in cash provided by operating activities was principally due to a decrease in revenues arising from revenue sharing agreements for licensed games to $0.3 million in 2026 compared to revenues of $0.9 million in 2025. In addition, operating expenses remained flat year over year. During 2025 and throughout 2026, we have incurred and we continue to expect an incurred service agreement fee of $0.2 million each year, paid to our Parent, to cover expenses incurred by our Parent on our behalf.

Net cash provided by financing activities for the six months ended March 31, 2026 and 2025 was approximately $0.2 million and $0.1 million, respectively. Financing activities during the six months ended March 31, 2026 consisted of $151,000 principally received from our Parent under an intercompany revolving credit agreement and no distributions to preferred stockholders. Financing activities during the six months ended March 31, 2025 consisted of $181,000 principally received from our Parent under an intercompany revolving credit agreement and $120,000 distributed to preferred stockholders.

As of March 31, 2026, we had accumulated net losses of $29.0 million since our inception.

For the year ending September 30, 2026, we expect our gross revenue to remain flat as the video games and other projects that we have licensed for publication have gone onto the market, and our operating expenses to remain flat. In future years, revenue will decrease as sales of games released onto the market in prior years will have less sales after the initial launch. We have discontinued entering into new license agreements as of July 2023. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the future. As a result, there is substantial doubt that we will be able to satisfy our liquidity needs over the 12 months ending September 30, 2026, and we will need additional financing, including from our Parent if available, to continue our operations over that period. Because the Company has not yet generated sufficient revenue from our operations to fully fund our activities, we have to date depended to a significant extent on our Parent to fund our operations. This exposes us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. Therefore, we have decided to discontinue pursuing the funding and promotion of new video games, devices or systems given the current financial challenges we face. At this time, we seek to continue operating the portion of our business dedicated to collecting our revenue shares from sales of previously funded games, devices and systems and paying dividends on outstanding Fig Gaming Shares and Fig Portfolio Shares.

Our Parent currently provides services and we record a direct allocation of expenses, as appropriate. We share operating space with our Parent, in New York, NY.

Provided a game or product co-produced by the Company is successfully developed and published, sales receipts from the game or product will be shared as follows:

●	Receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions described in greater detail in each offering circular.

●	Fig will pay a minimum of 85% percent of its revenue share to the holders of Fig Gaming Shares or Fig Portfolio Shares, in the form of dividends, subject to our dividend policy.

●	Fig’s board of directors (our “Board”) may, in its sole discretion, from time to time, pay more than 85% (and up to 100%) of Fig’s revenue share to the holders of Fig Gaming Shares (or Fig Portfolio Shares if they are qualified), if in the Board’s view business conditions so permit.

In all events, our Board may decide not to declare (or, if already declared, not to pay) some or all of a dividend, if it believes that it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid minimum dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. Further, our Board may elect to not pay a dividend if the costs of declaring and distributing such dividend will result in a negligible return to the holders of the applicable series of Fig Gaming Shares

Amounts will only become available for revenue sharing and the payment of dividends if and when a game or product we co-publish generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will depend on the amount of such sales receipts. Subject to the foregoing limitations, dividends on Fig Gaming Shares or Fig Portfolio Shares may be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as a game or product is successfully developed and published and Fig begins to receive a game or product’s sales receipts. Aggregate dividend amounts, to the extent declared, will be distributed equally among all holders of Fig Gaming Shares or Fig Portfolio Shares, in proportion to the number of shares held.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had minimal revenue and significant losses. Accordingly, we have depended on our Parent and sales of Fig Gaming Shares and/or Fig Portfolio Shares to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our financial statements are issued. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from this uncertainty. – See “Liquidity and Capital Resources of the Company”.

Properties and Company Location

We are located at 149 Fifth Avenue, Floor 10, New York, NY 10010, in a space that is rented and paid for by our Parent. We do not own any real property.

Contractual Commitments

We are not committed to make any material capital expenditures as of March 31, 2026, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent.

On June 8, 2020, we filed a Regulation A offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. That offering statement, as amended, was qualified by the SEC on October 21, 2020. As of the date of this filing, the Fig Gaming Shares - Amico offering has had its final closing on April 16, 2021 and, upon final accounting, sold 11,590 shares or $11,590,940 over its Regulations A+ and D, 506(c), offerings.

Shortly thereafter, we commenced an offering of Fig Gaming Shares - Digital Eclipse, a $15,000,000 best efforts offering qualified by the SEC on October 28, 2020, which had its final closing on September 15, 2021 and, upon final accounting sold 10,390.45 shares or $10,390,455. On July 26, 2023, the Company’s board declared a dividend for holders of FGS – Digital Eclipse, in an aggregate amount of $200,067, distributed pro-rata. The Company entered into Amendment No. 1. to Second Amended and Restated Fig Revenue-Sharing Agreement, dated November 7, 2024 which updated the Designation of Licensed Games under Annex A,  clarified the definitions of “Tier 1 Calculated Rate” and “Tier 2 Calculated Rate” and updated Section 2.5.4 (Statements and Payments), all as set forth in more detail therein. Amendment No. 1. to the Second Amended and Restated Fig Revenue-Sharing Agreement results in a change to certain revenue-sharing terms for particular Licensed Games from the original FGS – DE Revenue-Sharing Agreement, as amended and restated. See Exhibit 6.8 for revenue-sharing terms for all FGS – DE titles. On June 26, 2025, the Company’s board authorized payment of a dividend for holders of FGS – Digital Eclipse, in an aggregate amount of $1,371,540. On March 31, 2026, the Company entered into a Buyout Agreement with Digital Eclipse Entertainment Partners, Co. to terminate all outstanding revenue-sharing agreements associated with FGS – DE. Under the terms of the agreement, the Company received a lump-sum cash consideration of $1,000,000 to permanently extinguish its revenue-sharing rights. As of June 29, 2026, the Company’s board has authorized and completed a final dividend payment in an aggregate amount of $1.2 million. This final dividend contemplates a sum equal to eighty five percent (85%) of the combined total of the $1,000,000 buyout proceeds, less costs related to the distribution and all accrued revenue-sharing funds held at the time of termination.

On August 18, 2021, Fig Portfolio Shares – Series 2021, a securities offering pursuant to Tier 2 of Regulation A with a maximum offering amount of $15,000,000, was qualified. The Fig Portfolio Shares – Series 2021 offering concluded on April 16, 2022, having sold 2,283.25 shares resulting in gross proceeds of $2,283,250. We entered into various licensing agreements during calendar year 2022, through March 31, 2024 as part of Fig Portfolio Shares – Series 2021 as follows:

●	On February 10, 2022, we entered into a licensing agreement with Rose City Game Consulting, LLC, to publish Project Treefarm, pursuant to which Fig is obligated to provide between $170,000 and $550,000 of funding toward Project Treefarm. As of the date of this Form 1-SA, Fig has provided $220,000 Fig Funds to Rose City Game Consulting, LLC, to publish Project Treefarm.

●	On June 30, 2022, we entered into a licensing agreement with Crispy Creative, to publish A Long Journey to an Uncertain End, pursuant to which Fig is obligated to provide between $228,325 and $500,000. As of the date of this Form 1-SA, Fig has provided $228,325 Fig Funds to Crispy Creative, to publish A Long Journey to an Uncertain End.

●	On August 8, 2022, we entered into a licensing agreement with Team Clam to publish Clam Man 2: Headliner, pursuant to which Fig is obligated to provide between $205,000 and $250,000 of funding towards Clam Man 2: Headliner. As of the date of this Form 1-SA, Fig has provided $205,000 Fig Funds to Team Clam, to publish Clam Man 2: Headliner.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release I: Proving Grounds of the Mad Overlord, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release 1: Proving Grounds of the Mad Overlord.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release II: Knight of Diamonds, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release 2: Knight of Diamonds.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release III: Legacy of Llylgamyn, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release III: Legacy of Llylgamyn.

●	On August 11, 2022, we entered into a licensing agreement Party for Introverts Limited to publish Cabernet, pursuant to which Fig is obligated to provide between $225,000 and $250,000, to Party for Introverts Limited. As of the date of this Form 1-SA, Fig has provided $225,000 to publish Cabernet.

●	On December 19, 2022, we entered into a licensing agreement with Brainchild Studios Ltd to publish Blood for Baal, pursuant to which Fig is obligated to provide between $224,000 and $250,000, to Brainchild Studios Ltd. As of the date of this Form 1-SA, Fig has provided $224,00 to publish Blood for Baal.

●	On December 28, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Proving Grounds of the Mad Overlord Remaster, pursuant to which Fig is obligated to provide $200,000 of Fig Funds to Sirtech Entertainment Corp., As of the date of this Form 1-SA, Fig has provided $200,000 to publish Classic Wizardry Proving Grounds of the Mad Overlord Remaster.

●	On January 10, 2023, we entered into a license agreement with Atari Interactive, Inc. as a part of Fig Portfolio Shares – Series 2021 to publish Days of Doom, pursuant to which Fig is obligated to provide $225,000 of funding toward Days of Doom. As of the date of this Form 1-SA, Fig has provided $225,000 Fig Funds to Atari Interactive, Inc. to publish Days of Doom.

●	On January 10, 2023, we entered into a license agreement with Atari Interactive, Inc. as a part of Fig Portfolio Shares – Series 2021 to publish Mr. Run and Jump, pursuant to which Fig is obligated to provide $225,000 of funding toward Mr. Run and Jump. As of the date of this Form 1-SA, Fig has provided $225,000 Fig Funds to Atari Interactive, Inc. to publish Mr Run and Jump.

●	On July 27, 2023, we entered into a license agreement with Rose City Games, LLC as a part of Fig Portfolio Shares – Series 2021 to publish Steel Bridge, pursuant to which Fig is obligated to provide $76,960 of funding toward Steel Bridge. As of the date of this Form 1-SA, Fig has provided $76,960 Fig Funds to Rose City Games, LLC to publish Steel Bridge.

On August 17, 2022, we entered into a license agreement with Atari Interactive, Inc in relation to a new series of non-voting preferred stock, Fig Gaming Shares – Atari. On October 7, 2022 we filed a Regulation A offering statement for the offering of the Fig Gaming Shares – Atari series of Fig Gaming Shares for up to $15,000,000. That offering statement, as amended, was qualified by the SEC on February 7, 2023. On February 17, 2023, we entered into a letter agreement with Atari Interactive Inc., whereby the Company received reimbursement in the amount of $10,000 from Atari Interactive Inc. for the consulting fee associated with the engagement of a registered broker-dealer to facilitate the sale of securities in certain restricted states. Pursuant to the terms of that letter agreement, in the event the gross proceeds of the FGS – Atari offering exceeded $1,500,000, the Company would return the reimbursement to Atari Interactive Inc., upon demand. As of August 7, 2023, we have withdrawn the offering statement and cancelled the offering. Subsequently, the licensing agreement related to Fig Gaming Shares – Atari was cancelled before any Fig Funds were contributed. As of January 19, 2024, the series of non-voting preferred stock, Fig Gaming Shares – Atari has been cancelled.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of distributors’ and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Shares Allotment Percentage; and pay a specified portion of the Fig Shares allotment to the holders of the associated Fig Gaming Shares, in the form of dividends, subject to our dividend policy.

The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; they should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table.

Sharing of Sales Receipts from Principal Games

as of June 25, 2026 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share (3)	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares (4)
Amico	$0	$0	$0	$0	85%	$0
Digital Eclipse(6)	$2,421,928	$0	$2,421,928	$363,289	85%	$2,058,639
Moonray(5)	$0	$0	$0	$0	85%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also previously entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A+.

(3)	Amounts are included in licensed game revenue share in our accompanying consolidated statement of operations. The difference between the total of these amounts as shown above and the total licensed game revenue share shown in our accompanying consolidated statement of operations represents revenue share from licensed games whose development and publishing efforts were not financed in part by the issuance of Fig Gaming Shares or Fig Portfolio Shares in Regulation A+ offerings or games for which we have accrued for revenue share but the revenue share has not yet been received. In addition, cash receipts were received in periods not presented in the interim financial statements for the six months ended March 31, 2026 and 2025.

(4)	Includes application of the dividend rate and the applicable Allocation Percentage for such shares. Dividend amounts that have been declared are included in dividends payable to preferred stock holders in our accompanying balance sheet as of March 31, 2026.

(5)	License Agreement terminated during fiscal year 2024.

(6)	On March 31, 2026, the Company entered into a Buyout Agreement with Digital Eclipse Entertainment Partners, Co. to terminate all outstanding revenue-sharing agreements associated with FGS – DE. Under the terms of the agreement, the Company received a lump-sum cash consideration of $1,000,000 to permanently extinguish its revenue-sharing rights. As of June 29, 2026, the Company’s board has authorized and completed a final dividend payment in an aggregate amount of $1.2 million. This final dividend contemplates a sum equal to eighty five percent (85%) of the combined total of the $1,000,000 buyout proceeds, less costs related to the distribution and all accrued revenue-sharing funds held at the time of termination.

Item 2. Other Information

Conflicts of Interest

We expect to do business with entities owned or controlled by affiliates. See “Interests of Management and Others in Certain Transactions” for detail regarding any actual or perceived conflicts of interest relating to each particular series of Fig Gaming Shares or Fig Portfolio Shares, as applicable, being offered. See the schedule included in each particular offering circular describing that series of Fig Gaming Shares or Fig Portfolio Shares, as applicable.

Justin Bailey, our director, is also (i) a co-owner of Nest Vineyards (d/b/a JAB Games), which as of Q2 2024 owns copyrights to Classic Wizardry and, (ii) a director of SirTech Entertainment Corp. as of the third quarter of 2022. He was previously an advisor at Digital Eclipse Entertainment Partners Co. and the Chief Strategy Officer from the second quarter of 2022 to October 2024. Prior to that, he was an advisor to Atari Interactive, Inc., from the second quarter of 2021 to the first quarter of 2022. Mr. Bailey owns stock in Atari Interactive, Inc., and SirTech Entertainment Corp., Mr. Bailey also holds stock options and other securities issued by our Parent and its affiliates.

Aside from Mr. Bailey, each of our other directors and executives holds stock options and other securities issued by our Parent and its affiliates.

Changes in Composition of our Board of Directors

Not applicable as of June 29, 2026.

Item 3. Financial Statements.

FIG PUBLISHING, INC.
BALANCE SHEETS
As of March 31, 2026 and September 30, 2025

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents (see Note 3)	$698,053	$398,194
Accounts receivable, net	184,724	223,129

Total Current Assets	882,777	621,323

Total Assets	$882,777	$621,323

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current Liabilities
Accounts payable	$10,686	$16,183
Accrued liabilities	27,178	51,493
Due to Parent	1,864,292	1,713,140
Distributions payable to preferred stockholders	9,446	9,446

Total Current Liabilities	1,911,602	1790,262

Commitments and Contingencies (see Note 8)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Preferred Stock, $0.0001 par value, 100,000 shares authorized of Preferred Stock; 25,351 shares issued and outstanding of Preferred stock as of March 31, 2026 and September 30, 2025	3	3
Common Stock, $0.0001 par value, 10,000 shares authorized; 1,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025	0	0
Additional paid in capital	27,972,191	27,972,191
Stock subscription receivable	0	0
Accumulated deficit	(29,001,019)	(29,141,133)

Total Stockholders’ Equity (Deficiency)	(1,028,825)	(1,168,939)

Total Liabilities and Stockholders’ Equity (Deficiency)	$882,777	$621,323

See accompanying notes to financial statements

FIG PUBLISHING, INC.
STATEMENTS OF OPERATIONS
Six Months Ended March 31, 2026 and 2025

(Unaudited)

	2026	2025
Revenues
Licensed game revenue share	$312,221	$875,058

Total revenue	312,221	875,058

Operating expenses
General and administrative	38,297	63,161
Service agreement fee with Parent	90,000	90,000
Earn-out expense	16,520	80,765
Total operating expenses	144,817	233,926

Income from Operations	$167,404	$641,132

Other income (expenses):
Interest expense (Note 7)	(32,151)	(24,488)
Interest income (Note 3)	4,861	1,235
Total other income (expenses)	(27,290)	(23,253)

Net Income	140,114	617,879

Preferred stock dividends	0	(119,745)

Net Income after preferred stock dividends	$140,114	$498,134

Common shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net income per share	$140.11	$498.13

See accompanying notes to financial statements

FIG PUBLISHING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2026 and 2025

(Unaudited)

	Preferred Stock		Common Stock		Additional		Stock		Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital		Subscription Receivable	Accumulated Deficit	Equity (Deficiency)
Balance as of September 30, 2025	25,351	$3	1,000	$0	$27,972.191		$0	$(29,141,133)	$(1,168,939)
Proceeds received from prior year issuance of preferred stock (see Note 6)	0	0	0	0	0		0	0	0
Dividend to preferred stockholders	0	0	0	0	(	)	0	0	(0)
Net Income	0	0	0	0	0		0	140,114	140,114
Balance as of March 31, 2026	25,351	$3	1,000	$0	$27,972,191		$0	$(29,001,019)	$(1,028,825)

FIG PUBLISHING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2025 and 2024

(Unaudited)

	Preferred Stock		Common Stock		Additional	Stock		Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Subscription Receivable	Accumulated Deficit	Equity (Deficiency)
Balance as of September 30, 2024	25,408	$3	1,000	$0	$29,531,738	$(4,877)	$(30,157,767)	$(630,903)
Proceeds received from prior year issuance of preferred stock (see Note 6)	0	0	0	0	0	4,877	0	4,877
Dividend to preferred stockholders	0	0	0	0	(119,745)	0	0	(119,745)
Net Income	0	0	0	0	0	0	617,879	617,879
Balance as of March 31, 2025	25,408	$3	1,000	$0	$29,411,993	$0	$(29,539,888)	$(127,892)

See accompanying notes to financial statements

FIG PUBLISHING, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended March 31, 2026 and 2025

(Unaudited)

	2026	2025
Cash Flow from Operating Activities
Net Income (Loss)	$140,114	$617,879
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	38,405	(323,422)
Decrease in accounts payable	(5,497)	(31,041)
(Decrease) Increase in other accrued liabilities	(24,315)	32,290

Net cash provided by operating activities	148,707	295,706

Cash Flows from Financing Activities
Proceeds received from issuance of preferred game shares and portfolio shares, net of repurchase	0	4,877
Cash advanced or contributed from Parent	151,152	180,657
Distribution payments to preferred stockholders	0	(119,745)

Net cash provided by financing activities	151,152	65,789

Net change in cash and cash equivalents	299,859	361,495

Cash, cash equivalents, and cash held in escrow at beginning of period	398,194	641,102

Cash, cash equivalents, and cash held in escrow at end of period	$698,053	$1,002,597
Non-cash activities:
Accrual of dividends due to preferred stockholders	$0	$0
Accrual of dividends due to LLC Unit holders	0	0

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to financial statements

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

NOTE 1 – NATURE OF OPERATIONS

Fig Publishing, Inc. (“Fig” or the “Company”) was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of OpenDeal Inc. dba Republic (the “Parent”). Fig Inc. is an early-stage entity and has relied significantly on its parent companies for support in the conduct of business since its inception. References below to the “Company” or “Fig” are to Fig Publishing, Inc. unless the context requires otherwise.

The Company’s former parent, Loose Tooth Industries, Inc. (the “Former Parent”) sold all of the outstanding common stock in the Company to OpenDeal Inc. dba Republic as of April 16, 2020 for $300,000 in cash, a right to all then existing accounts receivable, fifty percent of all future accounts receivable for offerings completed through January 1, 2022, when, and if, revenues and accounts receivable allow for the repayment of Parent in the amount of $350,000 (increased from $300,000 pursuant to a letter agreement entered into as of January 30, 2021) and certain other rights. As of September 30, 2022, the Former Parent had repaid the $350,000 and therefore is eligible to receive fifty percent of all future accounts receivable for offerings completed through January 1, 2022.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third- party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowd-publishing campaigns on its website, Fig.co, an online technology platform to facilitate fundraising for video game development. On Fig.co, investors can purchase securities, in both public and private offerings, which offer returns tied to our revenue from a specific game. The returns are distributed to investors in proportion to their respective holdings.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied significantly on the Former Parent and the Parent for liquidity and capital resources. For the six months ended March 31, 2026, the Company received $151,151 of cash advances from the Parent. As of March 31, 2026, the Company owed its Parent a total of $1,864,292.

As of March 31, 2026, the Company had an accumulated deficit of $29.0 million. Because the Company has not yet generated sufficient revenue from our operations to fully fund our activities, the Company to date has depended to a significant extent on our Parent to fund our operations. This exposes us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. Therefore, the Company has decided to discontinue pursuing the funding and promotion of new video games, devices or systems given the current financial challenges the Company faces. At this time, the Company seeks to continue operating the portion of our business dedicated to collecting our revenue shares from sales of previously funded games, devices and systems and paying dividends on outstanding Fig Gaming Shares and Fig Portfolio Shares.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

The Company’s significant estimates are related to share-based compensation, expense allocations, contingencies, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

For purposes of the balance sheets and the statement of cash flows, the Company considers short-term highly liquid resources, such as investments in certificates of deposit and money market funds, with an original maturity of three months or less when purchased, to be cash equivalents.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

As of March 31, 2026 and September 30, 2025, all of the Company’s accounts receivable are licensed game revenues due from developers or distributors. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence. As of March 31, 2026 and September 30, 2025, the Company had no allowance for doubtful accounts.

Fair Value Measurements

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities

●	Level 2 – Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

●	Level 3 – Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2026 and September 30, 2025 the recorded values of receivables, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock Based Compensation

The Former Parent’s employees provided services to Fig, and the allocation of stock-based compensation expense and payroll expense for such employees was set forth in the Cost Sharing Agreement. Fig expensed stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards granted by the Former Parent. The assumptions the Former Parent used in calculating the fair value of stock-based awards represent their best estimates and involve inherent uncertainties and the application of its judgment. As it relates to any modifications made of previously outstanding awards, the Former Parent accounted for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards and allocates the incremental cost to Fig accordingly. The incremental compensation cost is the excess of the fair value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation (continued)

The Former Parent granted stock options or warrants to purchase its common stock to non-employees for acquiring goods or providing services that benefit Fig. The Former Parent recognized stock-based compensation at fair value when the goods are obtained or over the service period, which is generally the vesting period, and allocated a portion of the expense to Fig based on the terms of the cost sharing agreement. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non- employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Upon the acquisition of the Company by Parent, all stock options were cancelled and none are outstanding. The Company does not provide stock-based compensation to its officers, directors, employees, advisors or other parties.

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and, to a lesser extent, through the provision of marketing services. The Company recognizes revenue upon the satisfaction of performance obligations, which occurs upon the sale of the video game on the storefront or by a distributor.

Licensed Game Revenue

The Company licenses video games and video game consoles from third party developers on a non-exclusive basis. Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Games licensed with the developer are sold via digital channel storefronts. The storefront is responsible for delivery/fulfillment of the game, cash collection, and refunds to the end customer. The storefront will remit cash receipts net of refunds, value added taxes, and its distribution fee to the Company or the developer. The net receipts are then allocated between the Company and the developer in the proportions specified in the license agreement. Since the Company does not act as the primary obligor in the sale to the end customer, the Company reports revenue related to these arrangements net of the fees retained by the storefront and net of the developer’s revenue share. The Company generally requires payment from developers or distributors within 30 to 90 days from the period’s sales.

Fig Service Fee

The Company charges a service fee to developers based on the amount of funds raised by the Company. Fig Service Fee revenue is recognized upon the Company providing development funds to the developer. The fee is paid to the Company at the time that the Company funds the game’s development expenses.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Game Development Expenses

Pursuant to the Company’s publishing license agreements with developers, once a video game or video game console crowd-publishing campaign has reached its fundraising goal, the Company is committed to funding the development of and publishing the video game or video game console. The Company believes that, by generally requiring a certain threshold of public support for a game, product or system prior to being committed to publish it, the Company is better able to publish products that have a higher likelihood of being commercially successful. The Company may also commit to funding the development of and publishing of video games and video game consoles without a crowd-publishing campaign prior. Costs related to design and development of a video game or console are expensed when the Company can reasonably estimate the amount of Fig Funds to be provided to the developer in connection with crowd-publishing campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign, and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game.

The Company’s license agreements with some developers include minimum guaranteed Fig Funds. These minimum amounts are accrued when the campaign goals are met pursuant to the license agreement. Fig Funds are released to the developer shortly after the related securities offering is closed or in various amounts over time to fund the development of the game until it is ready for commercial launch.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses totaled $0 for the six months ended March 31, 2026 and March 31, 2025.

If advertising rates or other media placement costs increase, the cost of promoting game sales may increase, which may reduce advertisement and ultimately sales of a product, which could ultimately negatively affect our business and our ability to pay dividends to holders of Fig Gaming Shares and/or Fig Portfolio Shares.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company financial statements.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 4 – ASSUMPTIONS AND COST SHARING ALLOCATIONS

On January 1, 2021, the Company entered into a master services agreement with our Parent. Under the agreement, the Parent allocates to the Company employees of the Parent who provide us with services. Overall, the Parent provides Fig with management and administrative services, services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources services, tax planning and administration, accounting, treasury and insurance. Under the agreement, for these services and other benefits, the Company will pay the Parent $45,000 quarterly, in arrears, at the conclusion of each calendar quarter. The agreement has an initial term through December 31, 2021, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. The master service agreement automatically renewed on December 31, 2025, and continues to be in force and effect. On January 22, 2025, an extension letter was issued extending the term of the intercompany revolving credit agreement through February 1, 2028.

NOTE 5 – LICENSE AGREEMENTS

The Company entered into game co-publishing license agreements with third party developers for each crowd- publishing campaign that it hosted on its Parent’s website, Republic.com. These crowd-publishing campaigns allowed the developers to raise funds through sales of games and associated rewards, and they allowed the Company to gauge interest in a game prior to an offering of Fig Gaming or Fig Portfolio Shares associated with that game. A crowd-publishing campaign must be successful in the rewards portion of its program before the Company would greenlight its publishing of a game and launch an offering of Fig Gaming or Portfolio Shares for that game.

A crowd-publishing campaign is successful if certain targets were met. If a crowd-publishing campaign was successful in meeting its fundraising goal, the developer received the proceeds of all the pledges made during the crowd-publishing campaign directly from a third-party payment processor. If the crowd-publishing campaign was not successful, the license agreement terminated, and the rewards pledges were not collected. Fig was not involved in the payment of crowd-publishing pledges to the developer or in the fulfillment of crowd-publishing rewards by the developer.

If the crowd-publishing campaign was successful in meeting its fundraising goal, Fig would decide launch an offering of Fig Gaming or Fig Portfolio shares for that game. Thereafter, the Company paid the developer various amounts over time to fund the development of the game until the game was ready for commercial marketing and sale, which may have included amounts Fig has already obtained for game publishing (“Fig Funds”). The amount of the Fig Funds provided to a particular developer was determined by the Company’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign and results of the related securities offering. Historically, Fig Funds have at least equaled the aggregate proceeds from the offering of the associated securities. In exchange for funding the development of the game, the Company received and continues to receive its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation.

NOTE 6 – STOCKHOLDERS’ EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value of $0.0001 per share.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY (continued)

Common Stock

As of March 31, 2026, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Preferred Stock

On October 28, 2020, the Securities and Exchange Commission qualified the Regulation A+ offering up to $15,000,000 of shares of non-voting preferred stock known as Fig Gaming Shares – Digital Eclipse (“FGS-DE”), at a price of $1,000 per share, through a Regulation A+, Tier 2 offering. On August 18, 2021, the Securities and Exchange Commission qualified the Regulation A+ offering up to $15,000,000 of shares of non-voting preferred stock known as Fig Portfolio Shares – Series 2021 (“FPS-2021”), at a price of $1,000 per share, through a Regulation A+, Tier 2 offering.

During the six months ended March 31, 2025, the Company received $4,877 from proceeds from prior issuance of Redeemable Preferred Stock which the Company did not account for the proceeds until the cash was received from a third party.

As March 31, 2026 and September 2025, the Company had 25,351 shares of preferred stock, or Fig Gaming Shares, outstanding.

During February 2025, the Company issued a final distribution related to Fig Gaming Shares – Soundfall and then cancelled all authorized and outstanding shares.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY (continued)

Preferred Stock (continued)

As of March 31, 2026, the Company had the following number of authorized and outstanding Fig Gaming Shares and Fig Portfolio Shares:

	Authorized Number of Shares	Outstanding Number of Shares
Fig Portfolio Shares – Series 2021	15,000	2,283
Fig Gaming Shares – Digital Eclipse	15,000	10,390
Fig Gaming Shares – Amico	15,000	11,590
Fig Gaming Shares – JASB	1,600	328
Fig Gaming Shares – CTT	1,200	248
Fig Gaming Shares – Chorus	500	372
Fig Gaming Shares – KnightOut	50	21
Fig Gaming Shares – Crazy Justice	50	49
Fig Gaming Shares – Xenosis	34	34
Fig Gaming Shares – Bounty Battle	30	23
Fig Gaming Shares – Pig Eat Ball	13	13
Total Preferred Stock	48,477	25,351

The Company’s preferred stock are designed to reflect or “track” the economic performance one or more particular video game co-publishing license agreements that the Company has entered into with video game developer, rather than the economic performance of the Company as a whole.

Holders of Fig Gaming Shares and Fig Portfolio Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Gaming Shares and Fig Portfolio Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividends to allot part of its revenue shares to holders of Fig Gaming Shares and Fig Portfolio Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the company, after payment or provision for payment of liabilities of the Company, holder of Fig Gaming Shares and Fig Portfolio Shares will be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

Dividends to the holders of each series of Fig Gaming Shares and Fig Portfolio Shares are typically paid every six months in May and November of each year. During the six months ended March 31, 2026 and the six months ended March 31, 2025, the Company paid no dividends and the Company did not declare any dividends. The aggregate amount accrued for declared dividends on all series of the Fig Gaming Shares and Fig Portfolio Shares as of March 31, 2026 and September 30, 2025 was $9,446.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 – INTERCOMPANY REVOLVING CREDIT AGREEMENT

On October 1, 2020, the Company and Parent entered into the Intercompany Revolving Credit Agreement. The terms of the Intercompany Revolving Credit Agreement provide the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2% through December 31, 2020 and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The Intercompany Revolving Credit Agreement was amended and restated as of February 2, 2022 to allow for up to up to $1,500,000 in borrowings at an interest rate of 2.0% through February 1, 2025 with the interest rate thereafter as specified above. On January 22, 2025, an extension letter was issued extending the term of the intercompany revolving credit agreement through February 1, 2028. On December 5, 2025, the Amended & Restated Intercompany Revolving Credit Agreement was amended to increase the borrowing limit to $2,000,000 and to waive any specified defaults retroactively as of the date such default occurred.

As of March 31, 2026, the Company owed Parent $1,864,292 under the Intercompany Revolving Credit Agreement, including accrued interest.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. The Company had no allocation of rent expense from our Parent during the six months ended March 31, 2026 and March 31, 2025.

Contingency

From time to time the Company has been involved in various requests for documents and claims which have arisen in the ordinary course of its business. Although it is difficult to predict the ultimate outcome, management believes the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. No material amount of loss in excess of recorded amounts is believed to be reasonably possible as a result of these claims and legal proceedings.

The Company is subject to audits by tax authorities in jurisdictions where it conducts business. These audits may result in assessments that are subsequently resolved with the authorities or potentially through the courts. Management believes the Company has adequately provided for any assessments likely to result from these audits; however, final assessments, if any, could be different than the amounts recorded in the condensed consolidated financial statements.

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of March 31, 2026 and through the date these financial statements are issued, there were no such matters.

NOTE 9 – INCOME TAXES

On March 27, 2020, the U.S. government signed into law the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act repealed the 80% income limitation for net operating loss carryforwards for tax years beginning before January 1, 2021. Therefore, the Company is able to use existing net operating loss carryforwards to offset current year taxable income. As the Company had recorded a 100% valuation allowance for net operating loss carryforwards as of September 30, 2023, the Company has not recognized income tax expense or benefit during the six months ended March 31, 2026 and 2025.

The Company is included in the consolidated federal income tax return of the Parent. The Company has a tax sharing agreement, which requires it to make tax payments to the Parent equal to the Company’s liability/(benefit) as if it filed a separate return. The Company calculated an income tax provision and deferred income tax balances as if the Company had filed its own separate tax return under Sub-chapter C of the Internal Revenue Code.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES (continued)

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

	Years Ended
	Mar 31	Sept 30
	2026	2025
Statutory U.S. Federal rate	21.0%	21.0%
State income tax, net of Federal benefit	7.0%	7.0%
Meals and entertainment	0.0%	0.0%
Other	0.0%	0.0%
Valuation allowance	(28.0)%	(28.0)%

Provision for income taxes	0.0%	0.0%

The components of the net deferred tax asset are as follows:

	As of
	Mar 31	Sept 30
	2026	2025
Deferred tax assets:
Net operating loss carryforwards	$7,882,729	$8,095,931
Valuation allowance	(7,822,729)	(8,095,931)

Net deferred tax assets	$0	$0

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance.

The Company’s operations are included in the US federal and state tax returns of the Parent and Former Parent. These tax returns when filed are subject to examination by tax authorities for periods beginning with the Former Parent’s calendar year ended December 31, 2017, however, this footnote has been presented as if the Company is filing its tax returns on a separate, stand-alone basis. The net operating loss carry forwards of the Parent will not expire and can be carried indefinitely.

The Parent’s major tax jurisdictions are the United States and California during the periods presented in the financial statements. The Company’s evaluation of uncertain tax matters was performed for the periods presented. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its financial statements.

NOTE 10 – SUBSEQUENT EVENTS.

Management’s Evaluation

On May 27, 2026, the board of directors of the Company determined that it is advisable and in the best interests of the Company and its stockholders to declare and authorize a final distribution to holders of the Digital Eclipse Shares consisting of a gross amount equal to eighty five percent (85%) of $1.2 million (collectively, the “Distribution”). June 5, 2026 was the record date for determining the holders of Digital Eclipse Shares entitled to receive the Distribution and June 22, 2026 was the payment date for the distribution.  The Company has completed the Distribution, and no further amounts shall be payable to holders of the Digital Eclipse Shares, nor shall any further amounts be receivable by the Company.  As of June 29, 2026, The Company is in the process of cancelling and retiring all outstanding Digital Eclipse Shares.

Management has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued, and determined that, other than the matter described above, there were no subsequent events requiring recognition or disclosure in the financial statements.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.1 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.1.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.2	Bylaws of the Company (incorporated herein by reference to Exhibit No. 2.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
3.1	Certificate of Designations for FGS – Amico (incorporated herein by reference to Exhibit 3.1 to the Company’s Form1-K/A annual report (File No. 24R-00037) filed with the SEC on February 2, 2021).
3.2	Amended and Restated Certificate of Designations for FGS – DE (incorporated herein by reference to Exhibit 3.1 to the Company’s Form1-K/A annual report (File No. 24R-00037) filed with the SEC on February 2, 2021).
3.3	Certificate of Designations for FGS – Moonray (incorporated herein by reference to Exhibit No. 3.3 to the Company’s 2021 Annual Report (File No. 24R-00034) filed with the SEC on January 27, 2022).
3.4	Certificate of Designations for FPS – 2021 (incorporated herein by reference to Exhibit No. 3.4 to the Company’s 2021 Annual Report (File No. 24R-00034) filed with the SEC on January 27, 2022).
4.1	Form of Subscription Agreement between the Company and investors in FGS – Amico (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
4.2	Form of Subscription Agreement between the Company and investors in FGS – DE (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Form 1-A offering statement (File No. 024-11304) filed with the SEC on August 27, 2020).
4.3	Form of Subscription Agreement between the Company and investors in FGS – Moonray (incorporated herein by reference to Exhibit No. 4.3 to the Company’s Form 1-A POS amended offering statement (File No. 024-11236) filed with the SEC on February 22, 2021).
4.4	Form of Subscription Agreement between the Company and investors in FPS – 2021 (incorporated herein by reference to Exhibit 6.4 to the Company’s Form 1-A/A amended offering statement (File No. 024-11496) filed with the SEC as of August 3, 2021).
7.1	Termination Agreement between Fig Publishing, Inc. and Element 115 LLC, regarding Moonray, entered into as of January 8, 2024 (incorporated herein by reference to Exhibit No. 7.1 to the Company’s 2023 1-K annual report (File number 24R-00037) filed with the SEC on June 29, 2023)
7.2*	Buyout Agreement between Fig Publishing, Inc. and Digital Eclipse Entertainment Partners, Co., regarding all titles listed under the Second Amended and Restated Fig Revenue-Share Agreement, as amended, between Fig Publishing Inc. and Digital Eclipse Entertainment Partners Co., and Jay and Silent Bob: Chronic Blunt Punch.
8.1	Escrow Agreement between BankProv and Fig Publishing, Inc. (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Preliminary Offering Circular (File No. 024-12017) filed with the SEC on October 7, 2022).
8.2	Escrow Services Agreement by and among Fig Publishing, Inc., Prime Trust, LLC and BankProv. (incorporated herein by reference to Exhibit No. 8.2 to the Company’s Form 1-K annual report (File No. 24R-00037) filed with the SEC on January 30, 2023).
8.3	Escrow Services Agreement by and among Fig Publishing, Inc., Prime Trust, LLC and BankProv. (incorporated herein by reference to Exhibit No. 8.3 to the Company’s Form 1-K annual report (File No. 24R-00037) filed with the SEC on January 30, 2023).
10.1	Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of October 1, 2020 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Pre-Qualification Amendment No. 2, filed with the SEC on October 20, 2020, to the Company’s Form 1-A offering statement (File No. 024-11304) filed with the SEC on August 27, 2020).
10.2	Amended and Restated Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of February 2, 2022. (incorporated herein by reference to Exhibit No. 6.1 to the Company’s 2022 1-SA semiannual report (File No. 24R-00037)
10.3	Letter Agreement Extending Term of Amended and Restated Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of January 22, 2025 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s 1-K annual report (File No. 24R-00037), as amended filed with the SEC on January 30, 2025
10.4	First Amendment and Waiver to Amended and Restated Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of December 5, 2025 (incorporated herein by reference to Exhibit No. 10.4 to the Company’s 1-K annual report (File No. 24R-00037), filed with the SEC on February 2, 2026.)
10.5	Master Services Agreement between OpenDeal Inc. and the Company, entered into on January 1, 2021 (incorporated herein by reference to Exhibit No. 6.4 to the Company’s Post-Qualification Amendment No. 4, filed with the SEC on February 22, 2021, to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).

10.6	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Digital Eclipse Entertainment Partners LLC, entered into as of August 12, 2020 (incorporated herein by reference to Exhibit No. 6.2 to the Company’s Preliminary Offering Circular (File No. 024-11304) filed with the SEC on August 27, 2020
10.7	First Amended and Restated Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Digital Eclipse Entertainment Partners LLC, entered into as of January 11, 2021 (incorporated herein by reference to Exhibit No. 6.6 to the Company’s 1-K annual report (File No. 24R-00037), as amended filed with the SEC on January 30, 2025
10.8	Second Amended and Restated Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Digital Eclipse Entertainment Partners Co., entered into as of June 25, 2021(incorporated herein by reference to Exhibit No. 6.7 to the Company’s 1-K annual report (File No. 24R-00037), as amended, filed with the SEC on January 30, 2025
10.9	First Amendment to Second Amended and Restated Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Digital Eclipse Entertainment Partners Co., entered into as of November 7, 2024 (incorporated herein by reference to Exhibit No. 6.8 to the Company’s 1-K annual report (File No. 24R-00037), as amended, filed with the SEC on January 30, 2025
10.10	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc., entered into as of August 17, 2022 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Preliminary Offering Circular (File No. 024-12017) filed with the SEC on October 7, 2022).
10.11	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release I, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.4 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.12	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release II, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.5 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.13	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release III, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.6 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.14	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Proving Grounds of the Mad Overlord Remaster, entered into as of December 28, 2022 (incorporated herein by reference to Exhibit No. 6.7 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.15	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Rose City Game Consulting, LLC, entered into as of March 28, 2022 (incorporated herein by reference to Exhibit No. 6.8 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.16	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Team Clam regarding Clam Man 2, entered into as of August 8, 2022 (incorporated herein by reference to Exhibit No. 6.9 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.17	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Crispy Creative regarding A Long Journey to an Uncertain End, entered into as of June 30, 2022 (incorporated herein by reference to Exhibit No. 6.10 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.18	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Brainchild Studios Ltd. regarding Blood for Baal, entered into as of December 19, 2022 (incorporated herein by reference to Exhibit No. 6.11 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.19	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Party for Introverts Limited regarding Cabernet, entered into as of August 11, 2022 (incorporated herein by reference to Exhibit No. 6.12 to the Company’s Amendment No. 3 To Offering Statement (File No. 024-12017) filed with the SEC on January 18, 2023).
10.20	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. regarding Days of Doom, entered into as of January 10, 2023. (incorporated herein by reference to Exhibit No. 6.14 to the Company’s 2023 1-SA semiannual report (File number 24R-00037) filed with the SEC on June 29, 2023).
10.21	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. regarding Mr. Run and Jump, entered into as of January 10, 2023. (incorporated herein by reference to Exhibit No. 6.15 to the Company’s 2023 1-SA semiannual report (File number 24R-00037) filed with the SEC on June 29, 2023).
10.22	Letter Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. (dated February 17, 2023). (incorporated herein by reference to Exhibit No. 6.16 to the Company’s 2023 1-SA semiannual report (File number 24R-00037) filed with the SEC on June 29, 2023).
10.23	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Rose City Game Consulting, LLC regarding Steel Bridge, entered into as of July 27, 2023 (incorporated herein by reference to Exhibit No. 6.18 to the Company’s 2023 1-K annual report (File number 24R-00037) filed with the SEC on June 29, 2023)

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President

Date:	June 29, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lee Charles (Chuck) Pettid	President, Director, and Secretary	June 29, 2026
Lee Charles (Chuck) Pettid	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Justin Bailey	Director	June 29, 2026
Justin Bailey

/s/ Matthew Melbourne	Director	June 29, 2026
Matthew Melbourne